UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February 2019

Commission File Number:  001-10691

DIAGEO plc
(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                                                                  Form 40-F

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
(01 – 28 February 2019)

Information Public Announcements/Press	Required by/when The Stock Exchange, London

Announcement Total Voting Rights (01 February 2019)	Announcement Share repurchase programme (07 February 2019)
Announcement Director/PDMR Shareholding (07 February 2019)	Announcement Director/PDMR Shareholding (08 February 2019)
Announcement Director/PDMR Shareholding (11 February 2019)	Announcement Tender Offer (26 February 2019)
Announcement Director/PDMR Shareholding (11 February 2019)	Announcement Director/PDMR Shareholding (11 February 2019)
Announcement Launch of Partial Tender Offer (28 February 2019)	Announcement Transaction in Own Shares (28 February 2019)

Diageo PLC – (Total Voting Rights)
Dated 01 February 2019

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Total Voting Rights and Capital

In conformity with Paragraph 5.6.1R of the Disclosure Guidelines and Transparency Rules and Article 15 of the Transparency Directive, Diageo plc (the "Company") would like to notify the market of the following:

The Company's issued capital as at 31 January 2019 consisted of 2,647,824,316 Ordinary Shares of 28 101/108 pence each ("Ordinary Shares"), with voting rights.  230,461,359 Ordinary Shares were held in Treasury, in respect of which, voting rights were not exercised.

Therefore, the total number of voting rights in the Company was 2,417,362,957 and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidelines and Transparency Rules.

James Edmunds
Deputy Company Secretary

1 February 2019

Diageo PLC – (Share repurchase programme)
Dated 07 February 2019

7 February 2019

Diageo plc share repurchase programme

On 30 January 2019, the Board of Diageo plc approved an increase to the share buyback programme taking place during the financial year ending 30 June 2019 ("the F19 Programme"). The F19 Programme will now return up to £3.0 billion to shareholders.

During the first tranche of the F19 Programme, which ended on 31 January 2019, Diageo repurchased 47,920,097 shares worth £1.3 billion. In order to execute the second tranche of the F19 Programme, Diageo today announces that it has entered into a non-discretionary agreement with Citigroup Global Markets Limited ("Citi"). This agreement will commence on 7 February 2019 and is expected to end no later than 30 June 2019. During the second tranche, share repurchases of up to £1.7 billion will be made.

Citi will make its trading decisions in relation to the company's securities independently of, and uninfluenced by, the company. Any repurchase of shares by Diageo contemplated by this announcement will be carried out on the London Stock Exchange and/or other recognised investment exchange(s).

The purpose of the buyback programme is to reduce the share capital of Diageo plc. All shares repurchased will be cancelled.

The buybacks will be affected within certain pre-set parameters and in accordance with Diageo's general authority to repurchase shares, and will be conducted within the parameters prescribed by the Market Abuse Regulation 596/2014, the Commission Delegated Regulation (EU) 2016/1052 and, in the case of Diageo plc, Chapter 12 of the Listing Rules.

The second tranche of the F19 Programme of up to £1.7 billion will fall within the maximum number of shares that may be repurchased pursuant to Diageo's existing general authority from shareholders to repurchase up to 246,118,306 shares, as granted at its 2018 annual general meeting.

ENDS

For further information

Media relations:	Jessica Rouleau	+44 (0)7925 642561
press@diageo.com

Investor relations:	Andy Ryan	+44 (0) 20 8978 6504
investor.relations@diageo.com

About Diageo

Diageo is a global leader in beverage alcohol with an outstanding collection of brands including Johnnie Walker, Crown Royal, JeB, Buchanan's and Windsor whiskies, Smirnoff, Cîroc and Ketel One vodkas, Captain Morgan, Baileys, Don Julio, Tanqueray and Guinness.

Diageo is a global company, and our products are sold in more than 180 countries around the world. The company is listed on both the London Stock Exchange (DGE) and the New York Stock Exchange (DEO). For more information about Diageo, our people, our brands, and performance, visit us at www.diageo.com. Visit Diageo's global responsible drinking resource, www.DRINKiQ.com for information, initiatives, and ways to share best practice.

Celebrating life, every day, everywhere.

Diageo PLC – (Director/PDMR Shareholding)
Dated 07 February 2019

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Director/PDMR Shareholding

On 6 February 2019, John O'Keeffe exercised an option over 1,626 Ordinary shares of 28 101/108 pence each in the Company under the Diageo plc Irish Sharesave Scheme at an option price of €18.94 per share.

The notification below, which has been made in accordance with the requirement of the EU Market Abuse Regulation, provides further details.

James Edmunds
Deputy Company Secretary

7 February 2019

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	John O'Keeffe
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Exercise of option under the Diageo plc Irish Sharesave Scheme
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		€18.94	1,626
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2019-02-06
f)	Place of transaction	Outside a trading venue

Diageo PLC – (Director/PDMR Shareholding)
Dated 08 February 2019

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Director/PDMR Shareholding

On 1 February 2019, Sylvia Saller and her spouse, Roger Saller, sold 2,713 American Depositary Shares in the Company.

The notification below, which has been made in accordance with the requirement of the EU Market Abuse Regulation, provides further details.

James Edmunds
Deputy Company Secretary

8 February 2019

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Sylvia Saller and Roger Saller
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee / Person closely associated with Sylvia Saller
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	American Depositary Shares US25243Q2057
b)	Nature of the transaction	Sale of 2,713 American Depositary Shares
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$151.365	200
		$151.32	200
		$151.33	200
		$151.31	200
		$151.3257	100
		$151.3306	287
		$151.3307	1,526
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2019-02-01
f)	Place of transaction	New York Stock Exchange (XNYS)

Diageo PLC – (Director/PDMR Shareholding)
Dated 11 February 2019

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Director/PDMR Shareholding

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Javier Ferrán
2.	Reason for the notification
a)	Position / status	Chairman
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Share purchase under arrangement with the Company
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£30.09	275
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2019-02-11
f)	Place of transaction	London Stock Exchange (XLON)

Diageo PLC – (Director/PDMR Shareholding)
Dated 11 February 2019

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Director/PDMR Shareholding

On 8 February 2019, Brian Franz, exercised options under The Diageo plc 2008 Senior Executive Share Option Plan and The Diageo 2014 Long Term Incentive Plan.

The notifications below, which have been made in accordance with the requirement of the EU Market Abuse Regulation, provides further details.

James Edmunds
Deputy Company Secretary

11 February 2019

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Brian Franz
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	American Depositary Shares US25243Q2057
b)	Nature of the transaction	1. Exercise of options over American Depositary Shares under The Diageo plc 2008 Senior Executive Share Option Plan. 2. Sale of American Depositary Shares.
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	$76.70	13,077
		2.	$154.098	13,077
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2019-02-08
f)	Place of transaction	1. Outside a trading venue 2. New York Stock Exchange (XNYS)

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Brian Franz
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	American Depositary Shares US25243Q2057
b)	Nature of the transaction	1. Exercise of options over American Depositary Shares under The Diageo 2014 Long Term Incentive Plan 2. Sale of American Depositary Shares.
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	$104.93	7,823
		2.	$154.098	7,823
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2019-02-08
f)	Place of transaction	1. Outside a trading venue 2. New York Stock Exchange (XNYS)

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Brian Franz
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	American Depositary Shares US25243Q2057
b)	Nature of the transaction	1. Exercise of options over American Depositary Shares under The Diageo 2014 Long Term Incentive Plan 2. Sale of American Depositary Shares.
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	$104.93	1,095
		2.	$154.60	1,095
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2019-02-08
f)	Place of transaction	1. Outside a trading venue 2. New York Stock Exchange (XNYS)

Diageo PLC – (Director/PDMR Shareholding)
Dated 11 February 2019

Diageo plc

LEI: 213800ZVIELEA55JMJ32

Director/PDMR Shareholding

On 11 February 2019, the following transactions took place in relation to the Diageo 2001 Share Incentive Plan:

1.   purchase of partnership shares using deductions from salary; and
2.   award of one matching share for every two partnership shares purchased.

The notifications below, which have been made in accordance with the requirement of the EU Market Abuse Regulation, provides further details.

James Edmunds
Deputy Company Secretary

11 February 2019

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Kathryn Mikells
2.	Reason for the notification
a)	Position / status	Chief Financial Officer
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Purchase of partnership shares and award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£29.9945	5 partnership shares
		Nil	3 matching shares
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2019-02-11
f)	Place of transaction	London Stock Exchange (XLON)

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	David Cutter
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Purchase of partnership shares and award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£29.9945	4 partnership shares
		Nil	2 matching shares
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2019-02-11
f)	Place of transaction	London Stock Exchange (XLON)

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Victoria Frame
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Purchase of partnership shares and award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£29.9945	5 partnership shares
		Nil	3 matching shares
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2019-02-11
f)	Place of transaction	London Stock Exchange (XLON)

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Daniel Mobley
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Purchase of partnership shares and award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£29.9945	5 partnership shares
		Nil	2 matching shares
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2019-02-11
f)	Place of transaction	London Stock Exchange (XLON)

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Siobhán Moriarty
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Purchase of partnership shares and award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£29.9945	4 partnership shares
		Nil	2 matching shares
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2019-02-11
f)	Place of transaction	London Stock Exchange (XLON)

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Mairéad Nayager
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Purchase of partnership shares and award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£29.9945	5 partnership shares
		Nil	2 matching shares
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2019-02-11
f)	Place of transaction	London Stock Exchange (XLON)

Diageo PLC – (Tender Offer)
Dated 26 February 2019

 26 February 2019

Possible partial tender offer for shares in Sichuan Shuijingfang Company Limited

Diageo, through its wholly-owned indirect subsidiary, Grand Metropolitan International Holdings Limited ("GMIHL"), has approached the Board of Directors of Sichuan Shuijingfang Company Limited ("SJF") with a proposal for a partial tender offer to increase its aggregate equity stake in SJF (through its wholly-owned subsidiaries) from 60.00% to up to 70.0% at an offer price of RMB45.00 per share.

SJF has made an announcement in respect of such proposal on the website of the Shanghai Stock Exchange (http://www.sse.com.cn). An English translation of SJF's announcement is set out below.

The announcement today, of the proposal outlined above, does not constitute the announcement of an offer and creates no obligation on Diageo and/or any Diageo subsidiary to make an offer. Accordingly, shareholders in SJF have been advised that such proposal is still under discussion and there can be no certainty that any offer will be made. Shareholders have been further advised to be aware of investment risks in SJF shares. Further developments will be communicated to shareholders in due course.

Enquiries:

Investor Relations: AndyRyan                                                    +44 (0) 20 8978 6504
investor.relations@diageo.com

Media Relations: JessicaRouleau                                                 +44 (0) 7925642561
press@diageo.com

About SJF

SJF is a China-based and Shanghai-listed company principally engaged in the manufacture and sales of alcoholic products. It mainly provides liquor series products under the brand of "Swellfun" and its wine products include Swellfun Diancang, Swellfun Jingtai, Swellfun Zhenniang No. 8, Swellfun Yuanmingqing, Swellfun Jingcui, Swellfun Hongyun, Swellfun Jindian, Swellfun Meilanjuzhu, Xiaoshuijing, Shuijingshangpin and Tianhaochen. SJF distributes its products within both domestic and overseas markets.

About Diageo

Diageo is a global leader in beverage alcohol with an outstanding collection of brands across spirits and beer categories. These brands include Johnnie Walker, Crown Royal, JeB, Buchanan's and Windsor whiskies, Smirnoff, Cîroc and Ketel One vodkas, Captain Morgan, Baileys, Don Julio, Tanqueray and Guinness.

Diageo is a global company, and our products are sold in more than 180 countries around the world. The company is listed on both the London Stock Exchange (DGE) and the New York Stock Exchange (DEO).

About GMIHL

GMIHL is a wholly owned investment holding company of Diageo.

Celebrating life, every day, everywhere.

Translation of SJF announcement:

Stock code: 600779      Stock abbreviation: Shuijingfang         Announcement No. 2019-002

Sichuan Shuijingfang Co., Ltd.
Indicative Announcement of Material Matters

The board of directors and all directors of the Company warrant that this announcement is free of any false information, misleading statement or material omission, and will be jointly and severally liable for the truthfulness, accuracy and completeness of the information contained herein.

Important Notice:

This partial tender offer is still under discussion and there is no certainty that it will be made. The Company will continue to perform its information disclosure obligations in accordance with applicable laws and regulations.  Investors are advised to stay informed of further announcements that may be issued by the Company, be aware of investment risks and make prudent investment decisions.

The abstract of the tender offer report in respect of this partial tender offer will be published on or before 2 March 2019.

On 26 February 2019, Sichuan Shuijingfang Co., Ltd. (the "Company" or "SJF") received a written notification from its shareholder, Grand Metropolitan International Holdings Limited (the "Offeror"), stating that the Offeror intends to increase the percentage of its direct and indirect holding of SJF shares from 60.00% to up to 70.00% through a tender offer.
The Offeror of the tender offer is Grand Metropolitan International Holdings Limited, an indirect wholly owned subsidiary of the actual controller of the Company, Diageo plc, which directly and indirectly holds 293,127,418 SJF shares in total, representing 60.00% of the total share capital of the Company.
I. Basic scheme of the tender offer
(I) Name of the target company and the shares to be acquired
1.        Name of the target company: Sichuan Shuijingfang Co., Ltd.
2.        Name of the stock of the target company: Shuijingfang
3.        Code of the stock of the target company: 600779
4.        Type of shares: RMB common shares
5.        The maximum number of SJF shares to be acquired by the Offeror through the tender offer is 48,854,570 shares, but there is no limitation on the minimum number of SJF shares to be acquired.
6.        Percentage of the shares to be acquired in the total share capital of the target company: 10.00%
7.        Form of payment: Cash
8.        Tender offer price: RMB45.00/share
9.        This tender offer is a partial tender offer to shareholders of the Company other than Sichuan Chengdu Shuijingfang Group Co., Ltd. and Diageo Highlands Holding B.V.  Upon the publication of the tender offer report, this tender offer will be subject to no other condition.
(II)  Tender offer price and its calculation basis

1.   Tender offer price

The tender offer price is RMB45.00/share.

2.   Calculation basis

According to the Measures for Administration of Acquisition of Listed Companies (the "Acquisition Measures") and other relevant regulations, the tender offer price and its calculation basis are as follows:

（1）The Offeror did not acquire any SJF shares in 6 months prior to the date of this indicative announcement of the tender offer.

（2）The volume weighted daily average price of SJF shares in 30 trading days prior to the date of this indicative announcement of the tender offer is RMB32.13/share.  After taking into consideration the overall development and recent market price level of the industry, it is decided that the trading price of the tender offer is RMB45.00/share, representing a 40.05% premium over the volume weighted daily average price of the shares in 30 trading days prior to the date of the indicative announcement of the tender offer report, and a 19.33% premium over the closing price of 26 February 2019.

（3）The tender offer price is not lower than the maximum price paid by the Offeror for acquiring the same class of shares in 6 months prior to the date of the indicative announcement of the tender offer, or the volume weighted daily average price of the same class of shares in 30 trading days prior to the date of the indicative announcement.  Therefore, the tender offer price complies with the requirement of the Acquisition Measures.

(III) Total funding and source of funds

Based on the tender offer price of RMB45.00/share, the maximum funding required for the tender offer shall be RMB2,198,455,650.00, all of which will be from the Offeror's own fund or raised by the Offeror.

II.   This tender offer is a partial tender offer, and the purpose of the tender offer is not to terminate the listing status of SJF.

III.  Risk Warning

This partial tender offer is still under discussion and there is no certainty that it will be made. The Company will continue to perform information disclosure obligations in accordance with applicable laws and regulations.  Investors are advised to stay informed of further announcements that may be issued by the Company, be aware of investment risks and make prudent investment decisions.

The Company will closely follow up the development of these matters and promptly disclose relevant information in accordance with relevant regulations. The information disclosure platforms designated by the Company are the China Securities, Shanghai Securities, the Securities Times, Securities Daily and the website of Shanghai Stock Exchange (www.sse.com.cn).  Please refer to the information in relation to the Company as published on these platforms.  Investors are advised to pay attention to relevant announcements and be aware of investment risks.

Board of Directors of Sichuan Shuijingfang Co., Ltd.

27 February 2019[1]

[1] The SJF Announcement is dated in respect of the trading day on the Shanghai Stock Exchange to which it relates, being the 27 February 2019, but has been published on 26 February 2019 following market close.

Diageo PLC – (Launch of Partial Tender Offer)
Dated 28 February 2019

 28 February 2019

Launch of partial tender offer for shares in Sichuan Shuijingfang Company Limited

Subsequent to the announcement made on 26 February 2019, the Board of Directors of Sichuan Shuijingfang Company Limited ("SJF") has been notified that Diageo has launched a partial tender offer, through its wholly owned subsidiary Grand Metropolitan International Holdings Limited ("GMIHL"), to increase its aggregate equity stake in SJF from 60.0% to up to a maximum of 70.0% (the "PTO").

The PTO price is RMB45.00 per share and gives all shareholders (other than Diageo Highlands Holding B.V. and Sichuan Chengdu Shuijingfang Group Co., Ltd., being wholly-owned subsidiaries of Diageo) the opportunity to elect to sell some or all of their shares in SJF to GMIHL. The maximum number of shares subject to the PTO is 48,854,570 and the PTO period will run from 5 March 2019 to 3 April 2019.

The detailed PTO documents are available in the Chinese language on the website of the Shanghai Stock Exchange (http://www.sse.com.cn).

Further developments in relation to the PTO will be communicated to shareholders in due course.

Enquiries:

Investor Relations: Andy Ryan                                                              +44 (0) 20 8978 6504
investor.relations@diageo.com

Media Relations: Jessica Rouleau                                                          +44 (0) 7925 642 561
press@diageo.com

About SJF

SJF is a China-based and Shanghai-listed company principally engaged in the manufacture and sales of alcoholic products. It mainly provides liquor series products under the brand of "Swellfun" and its wine products include Swellfun Diancang, Swellfun Jingtai, Swellfun Zhenniang No. 8, Swellfun Yuanmingqing, Swellfun Jingcui, Swellfun Hongyun, Swellfun Jindian, Swellfun Meilanjuzhu, Xiaoshuijing, Shuijingshangpin and Tianhaochen. SJF distributes its products within both domestic and overseas markets.

About Diageo

Diageo is a global leader in beverage alcohol with an outstanding collection of brands across spirits and beer categories. These brands include Johnnie Walker, Crown Royal, JeB, Buchanan's and Windsor whiskies, Smirnoff, Cîroc and Ketel One vodkas, Captain Morgan, Baileys, Don Julio, Tanqueray and Guinness.

Diageo is a global company, and our products are sold in more than 180 countries around the world. The company is listed on both the London Stock Exchange (DGE) and the New York Stock Exchange (DEO).

About GMIHL

GMIHL is a wholly owned investment holding company of Diageo.

Celebrating life, every day, everywhere.

Diageo PLC – (Transaction in Own Shares)
Dated 28 February 2019

Transaction in Own Shares
28th February 2019
● ● ● ● ● ● ● ● ● ● ● ● ● ● ● ●
Diageo plc ("Diageo") announces today that it has purchased 1,355,000 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited as follows. Such purchase was effected pursuant to instructions issued by Diageo on 6th February 2019, as announced on 7th February 2019:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
February 28, 2019	800,000	2,925.00	2,887.00	2,904.75	XLON
February 28, 2019	280,000	2,925.00	2,887.00	2,904.93	Chi-X
February 28, 2019	275,000	2,925.00	2,886.50	2,904.94	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/5051R_1-2019-2-28.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Diageo plc
(Registrant)

Date: 01 March 2019

By:___/s/James Edmunds

FILING SIGNATORY: James Edmunds
POSITION: Deputy Company Secretary